SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           Energy Power Systems Limited
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             (Exact Name of Registrant as Specified in Its Charter)


              Ontario, Canada                         Not Applicable
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(Jurisdiction of incorporation)              (IRS Employer Identification
No.)


2 Adelaide Street West
Toronto, Ontario	                                     M5H 1L6
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(Address of Principal Executive Offices)                    (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of
securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) if the
Exchange Act and is effective pursuant     Exchange Act and is effective
to General Instruction A.(c),              pursuant to General Instruction
please check the following box. |X|        A.(d), please check the
                                           following box. |_|

SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM RELATES:
      N/A
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(If applicable)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

   Title of Each Class                         Name of Each Exchange on Which
   to be so Registered                         Each Class is to be Registered
   -------------------                         ------------------------------

Common Shares, no par value                  American Stock Exchange, Inc.
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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
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                                (Title of Class)




                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The common shares of Energy Power Systems Limited (the "Company") to be registered on the American Stock Exchange, Inc. (the "Exchange") is the
Company's common shares, no par value per share (the "Common Shares").

     Each share of Common Shares entitles the holder thereof to one vote on all matters submitted to a vote of the Shareholders.

The Company is authorized to issue an unlimited number of Common Shares, of which 10,578,645 shares were outstanding as of May 17, 2002. In addition, the Company is authorized to issue an unlimited number of shares of "blank check" Class A Preferred Shares issuable in Series with such rights, preferences and privileges as may be determined from time-to-time by the Company's Board of Directors, subject to the basic provisions for the Class A Preferred Shares that are applicable to each series as contained in the Articles of the Company. On November 17, 1998, the Company amended its articles of incorporation to authorize the first series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 1 (the "Series 1 Shares"). The Series 1 Shares are non-cumulative, convertible, non-voting and redeemable, at a price ranging from Cdn $2.20 to Cdn $3.00 per share, at the option of the Company. As of the date of this Annual Report none of the Series 1 Shares have been issued. On February 2, 2001 the Company amended its Articles to authorize the second series of the Class A Preferred Shares, an unlimited number of Class A Preferred Shares, Series 2 (the "Series 2 Shares") ranking senior with the Series 1 Shares to the Common Shares. The Series 2 Shares are cumulative, convertible, voting and redeemable, at Cdn $1.00 per Series 2 Share after 5 years from issuance. As of May 17, 2002 there were nil Series 2 Shares outstanding.
A description of the rights, preferences and privileges relating to each class of the Company's shares is as follows:
Dividend Rights.
Series 1 Shares. The Company's Articles provide that an annual preferential dividend equal to $0.20 per share for each Series 1 Share shall be declared from available legal capital each year; provided, however, that if such capital is not available, the related dividend is extinguished and is not cumulative. The preferential dividend on Series 1 Shares must be paid before any dividend or distribution on the Common Shares. Series 2 Shares. The Company's Articles provide that an annual preferential 5% cumulative cash dividend per share for each Series 2 Share, exclusive of any other series of Preference Shares shall be declared from available legal capital each year. The preferential dividend on Series 2 Shares must be paid before any dividend or distribution on the Common Shares or any other class or series of Preferred shares.
Voting Rights.  Neither the Company's Articles nor its
Bylaws provide for the election or reelection of directors at staggered intervals. The holders of Common Shares have equal voting rights at meetings of the Company's shareholders. Each holder of a Common Share shall have one vote for each Common Share held at any meeting of the Company's shareholders. The holders of the Series 2 Shares shall be entitled as such to receive notice of and to attend and to vote at any meeting of shareholders of the Company. Each holder of a Series 2 Share shall have one vote for each Series 2 Share held at any meeting of the Company's shareholders.
The Series 1 Shares are non-voting with three exceptions:
(i) if any preferred dividends have been declared but remain unpaid, the Company may not pay dividends on Common Shares or redeem Common Shares, unless such action is approved by a two-thirds majority vote of the Series 1 Shares, (ii) if any preferred dividends have been declared but remain unpaid, the Company may not create or issue any equity shares equal to or superior to the Series 1 Shares, unless such action is approved by a two-thirds majority vote of the Series 1 Shares, and (iii) the Series 1 shareholders are entitled to notice of, and attendance and voting at, any shareholders' meeting relating to the winding up or dissolution of the Company.
Conversion Rights.
Series 1 Shares.  The Company's Articles provide that the
Series 1 Shares are convertible into Common Shares at the rate of one Common Share for each Series 1 Share converted.
Series 2 Shares. The Company's Articles provide that the holder of Series 2 Shares may, at the holder's option, convert such shares into units (the "Units"). Each Unit is comprised of one Common Share and one common share purchase warrant (the "Warrants"). The conversion rate during the first 30 months after issuance is one Unit for each 1.25 Series 2 Shares being converted, with each Warrant included in the Unit exercisable at $1.50 to acquire one Common Share for a period of 2 years. Thereafter, each Series 2 Share is convertible into one Unit at the 10 day weighted average trading price of the Common Shares of the Company prior to conversion (the "Conversion Price"), with each Warrant included in the Unit exercisable at a price equal to the Conversion Price plus 10% to acquire one Common Share for a period of 2 years.
Rights to Share in Any Surplus in the Event of Liquidation.
Under the Company's Articles, upon the dissolution, winding up or liquidation of the Company, holders of Series 2 Shares are entitled to receive a sum equivalent to the amount paid for the Series 2 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 2 Shares, and holders of Series 1 Shares are entitled to receive a sum equivalent to the amount paid for the Series 1 Shares plus any declared but unpaid dividends, prior to any distribution to the holders of Common Shares or shares ranking junior to the Series 1 Shares. Holders of Series 1 and 2 Shares are not entitled to share in any further distribution of the assets or property of the Company. Holders of the Common Shares are entitled to receive any remaining property of the Company upon dissolution, after the noted liquidation preference.
Redemption Provisions. Under the Company's Articles the
Company may redeem the Series 1 Shares at any time on notice to holders of the Series 1 Shares, at a price per share ranging from $2.20 to $3.00, depending on the date of the redemption. Upon receipt of such notice, each holder of Series 1 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company's redemption of Series 1 Shares is governed by the Ontario Business Corporations Act.
Under the Company's Articles, after five years from March
30, 2001 the holders of the Series 2 Shares shall be entitled to require the Company to redeem, subject to the requirements of the Ontario Business Corporations Act, the whole or any part of the Series 2 Shares, at a price per share of $1.00. In addition, the Company may redeem at any time from the date of issuance of the Series 2 Shares the whole or any part of the then outstanding Series 2 Shares upon payment for each Series 2 Share to be redeemed of $1.00 plus all declared and unpaid dividends thereon. Upon receipt of such notice, each holder of Series 2 Shares may elect to convert the shares to Common Shares, at a formula defined in the Articles, rather than have the shares redeemed. Apart from the limitations contained in the Articles, the Company's redemption of Series 2 Shares is governed by the Ontario Business Corporations Act.
Other Provisions.  Neither the Company's Articles nor its
Bylaws contain sinking fund provisions, provisions allowing the Company to make further capital calls with respect to any shareholder of the Company, or provisions which discriminate against any holders of securities as a result of such shareholder owning a substantial number of shares.
Annual general meetings of the Company's shareholders are held on such day as is determined by resolution of the directors. (Bylaws, Paragraph 45). Special meetings of the Company's shareholders may be convened by order of the Chairman or Vice-Chairman of the Board, the Managing Director, the President if he is a director, a Vice-President who is a director, or the board of directors. (Bylaws, Paragraph 46). Shareholders of record must be given notice of such special meeting not less than 33 days nor more than 50 days before the date of the meeting. Notices of special meetings of shareholders must state the nature of the business to be transacted in detail and must include the text of any special resolution or bylaw to be submitted to the meeting. (Bylaws, Paragraph 47). The Company's board of directors is permitted to fix a record date for any meeting of the shareholders (Bylaws, Paragraph 51) that is between 35 and 50 days prior to such meeting.. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, the Company's directors, the Company's auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting. (Bylaws, Paragraph 50).
Neither the Articles nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon, and there is no provision of the Company's Articles or Bylaws that would delay, defer or prevent a change in control of the Company, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company or any of its subsidiaries. The Company's Bylaws do not contain a provision indicating an ownership threshold above which shareholder ownership must be disclosed.
With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law. With the exception of the voting rights of Series 1 holders noted above, neither the Articles nor the Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by Ontario law.
The Company's corporation number as assigned by Ontario is 1186693. The Company's Articles of Amalgamation (as amended, the "Articles") state that there are no restrictions on the business the Company may carry on, but do not contain a stated purpose or objective.
No Director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such Director has a material interest. (Bylaws, Paragraph 17). Neither the Articles nor the Bylaws of the Company limit the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.
The Bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. (Bylaws, Paragraph 15). Neither the Articles nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement or the number of shares required for director qualification.
Under the Articles and Bylaws, the board of directors may, without the authorization of the shareholders, (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; whether secured or unsecured (iii) give a guarantee on behalf of the Company to secure performance of obligations; and (iv) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure obligations of the Company.
Except for certain provisions of the Articles relating to the Class A Preferred Shares described above, neither the Articles nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed. Thus the general provisions of the Ontario Business Corporations Act apply.


ITEM 2.    EXHIBITS.

           Not applicable.






                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

					     Energy Power Systems Limited


Date: May 21, 2002                     By: /s/ James C. Cassina
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                                           James C. Cassina
                                           President and Chief Executive
Officer